Exhibit 99.1

Folksam Selects Sapiens’ Digital Core Insurance Suite

The Sapiens IDITSuite for Property & Casualty will support one of Sweden’s largest insurers

Holon, Israel – April 29, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of software solutions for the insurance industry, announced today that Folksamgruppen (Folksam Group), a mutual insurance company with over four million customers, has selected Sapiens IDITSuite for Property & Casualty as its new digital core solution. The Folksam Group is one of the largest insurance companies in Sweden and currently insures half of all family homes and people, as well as every fifth car, in the country.

The new suite is expected to deliver an improved customer experience, including a more responsive service, better claims experience for Folksam customers and an enhanced broker experience – ensuring that the Folksam Group can respond faster to its brokers.

“The Folksam Group has a clear vision of contributing to a long-term, sustainable society where its customers feel secure. Delivering this security cost-effectively will result in more customers placing their trust in Folksam across a broader range of products for longer periods of time,” said Johan Rudén, CIO of the Folksam Group. “After a successful consolidation and modernisation phase, we are entering a period of focus on optimised customer engagement backed by efficiency improvements – these improvements will lead to lower premiums and better terms and conditions for our customers and owners.”

“The implementation of the Sapiens P&C suite will play a key part in delivering these benefits, by enabling the ambitious digitalisation and automation initiatives intended to transform Folksam into an even more modern and effective insurer,” said Johan Rudén, the Folksam Group’s CIO. “Support for The Internet of Things and self-driving cars, a sharing economy, automated claims handling and robot advice are concrete examples of the intended consequences of digitalisation and automation.”

“This partnership is the latest demonstration of our ability to help launch critical digital insurance initiatives,” said Roni Al-Dor, Sapiens president and CEO. “We continue to make progress in the Nordic market and welcome Folksam to our growing list of clients.”

Sapiens IDITSuite is a component-based software solution suite that enables insurance carriers to meet critical and long-term business goals, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. The suite is built on open technology and is backed by Sapiens’ 35+ years of unmatched delivery expertise and global presence. Its field-proven, modular components support all core operations of personal, commercial and specialty lines of business.

About the Folksam Group
The Folksam Group offers insurance and long-term savings. Folksam’s vision is for our four million customers to feel secure in a sustainable world. We manage SEK 416 billion, have unit-linked insurance assets of SEK 150 billion and an annual premium volume of SEK 50 billion. The Folksam Group consists of the customer-owned insurance groups of Folksam Life and Folksam General and subsidiaries. The Folksam Group includes the Folksam, KPA Pension and Folksam LO Pension brands. For more information: www.folksam.se/en/about-folksam/.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com